Mail Stop 3561

December 12, 2005

Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
3400 S.W. 26th Terrace, #A-1
Dania, FL  33312

      Re:	Alec Bradley Cigar Corporation
		Amendment No. 1 to Schedule 14C
      Filed November 25, 2005
		File No. 0-32137

Dear Mr. Rubin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 1

1. You have revised the summary term sheet on page 1 to properly describe the transaction as a reverse merger; however, the last sentence of the second paragraph states that Online Vacation Centers will be the surviving corporate entity. Please revise to state that
Online Vacation Centers will be the accounting survivor and surviving business operations; however, Alec Bradley is the surviving legal entity.

Q: Why is Alec Bradley Cigar Proposing the Reverse Merger?, page 5
2. One of the reasons you list for the reverse merger is that "performance of Alec Bradley Cigar common stock in the marketplace has been disappointing." However, the documents you provided indicate on pages 22 and 23 that the company outperformed the Russell
3000 Index, the Tobacco Comparable Companies Index and the Distribution Comparable Companies Index for the twelve month period ended August 30, 2005. Your internal report also indicated that the company outperformed the Russell 3000 Index and the Tobacco Comparable Companies Index for the 24 month period ended August 30,
2005. Please reconcile these statements and include additional disclosure to address these inconsistencies.

Q: What are the risks and disadvantages of the proposals..., page
6
3. Based upon the information you provided to us, it appears that Online Vacation Centers has not experienced significant growth over the past two years, has an accumulated deficit of $2,997,451 as of August 31, 2005, and has not been successful in prior similar consolidation attempts. Please revise to include disclosure about these risks. Further, throughout your document, please balance your discussion of the business prospects of Online Vacation Centers with disclosure of the lack of growth and prior success with acquisitions and the accumulated deficit.

Q: Why is Online Vacation Center Proposing the Share Exchange?,
page
6
4. We note that the documents you provided to us indicate that Online
Vacation Centers has "indicated that its business plan includes growth through acquisitions of similar companies" and that the Online
Vacation Centers "intends to finance a significant portion of the future acquisitions through the issuance of additional common stock."
Please indicate that Online Vacation Center plans to use additional stock issuances in its acquisitions and that these stock issuances may cause further dilution to current Alec Bradley shareholders.

Q: Why is Alec Bradley Cigar Proposing the Amendment to the
Articles..., page 6
5. This section indicates that preemptive rights may delay or prevent future financings and material transactions. Please indicate in this section that the current business plan is to engage in financings relying heavily on issuances of common stock and that the elimination of preemptive rights may cause further dilution to current shareholders.

Q: Why is Alec Bradley Cigar Proposing the Amendment to the
Articles..., page 7
6. Your disclosure indicates that you have no plans or proposals for issuing additional shares of common stock except as pursuant to the exchange agreement. The materials you provided indicate that the business plan of Online Vacation Centers is to finance a number of future acquisitions utilizing additional issuances of stock. Please reconcile these statements or explain.

Q: What will Happen in the Proposed Reverse Merger?, page 7
7. Please revise to discuss the stock sales involving Mr. Rudner, Mr.
Ginsberg and a third party and the options to be issued to Messrs. Rudner and Froelich.

Reasons for the Share Exchange, page 17
8. Your disclosure indicates that Alec Bradley`s common stock has not been sufficiently attractive to serve as currency to fund its growth.
In the second paragraph of this section, you indicate that Online Vacation Centers believes that as a public company, its common stock may be used as consideration for the acquisition of other travel companies. Please tell us why the common stock was not sufficient to serve as currency for Alec Bradley, but would be sufficient for Online Vacation Centers purposes.

The Share Exchange Agreement, page 17
Effects of the Share Exchange, page 17
9. We note your response to comment 23 in our letter dated
November
9, 2005. We reissue our comment asking you to describe the terms of the conversion, since the debentures are not described in the share exchange agreement.

Fairness Opinion, page 25
10. We note your response to comment 26 in our letter dated
November
9, 2005. Please disclose the proposed number of shares to be issued as a result of each analysis, and revise to specify how each of the analysis concluded that the consideration of 2.7 million shares for the asset sale and 15 million shares for the share exchange was fair to the unaffiliated shareholders.

Benefits under the Plan to be received..., page 44
11. We note your response to comment 33.  We note that in footnote
(4) to the ownership table on page 9, Mr. Froelich also has a right to options. Please revise to include the information for Mr.
Froelich on page 44, or advise us.

Pro Forma Unaudited Condensed Consolidated Financial Information, page 58

12. Please revise the first sentence of the first paragraph on page
58 to indicate that it is only the pro forma balance sheet that assumes the transaction took place on September 30, 2005.

13. Please revise the pro forma balance sheet to include a footnote explaining why you are making an adjustment for the subordinated debentures. We believe your disclosure should include a statement as to why you are assuming this conversion, even though the terms of the debentures do not provide for any conversion. If it is a condition to the share exchange, please state this fact. You should also disclose the number of pre merger Online Vacation Centers shares to be issued, and highlight the fact that this will not impact the number of shares to be outstanding after the share exchange is completed.

14. Since you are making a pro forma adjustment for the debentures it appears you should make a corresponding change in the pro forma income statements for the interest expense associated with the debentures. Please revise or advise.

15. Please revise the first sentence of the interim period pro forma statement of operations to state that you assumed the transactions occurred as of January 1, 2004, not January 1, 2005.

16. Please expand the disclosure with respect to the stock options to disclose the exercise price. Since the options have an exercise price in excess of fair value, please revise your disclosure to state how you determined the number of shares you used in the fully diluted earnings per share calculation.

Schedule of Comparative Per Share Information, page 61

17. Please revise to disclose that the book value information is as of September 30, 2005.

18. Please revise to adjust Online Vacation Centers per share information as if they had 15 million shares outstanding. It appears this is necessary in order to comply with Instruction 2 to Item 14(b)(10) of Schedule 14A. In effect, it appears that this would be the same result as if Online Vacation Centers declared a stock split which resulted in 15 million shares outstanding and the exchange rate was one-to-one. Please add disclosure explaining this treatment, or advise.

19. We believe it is appropriate to calculate Alan Rubin`s "after" amounts for earnings per share by using 2,895,000 shares. Please revise the disclosure to reflect this assumption. We believe this is necessary to reflect the fact that his interest in earnings before the transaction was 64%, and it is 100% after the transactions. If, due to rounding, Rubin`s earnings per share does not change, please add a footnote explaining why.

Financial Statements of Online Vacation Centers

20. We note your response to comment 43 from our November 9, 2005 comment letter. Please either revise the annual financial statements to provide disclosure of the restricted cash, or tell us why this disclosure is only required in the interim financial statements.
Also, based on your explanation, it is not clear why the restricted cash qualifies as a current asset. Please tell us how the restricted cash is available to pay current liabilities or revise the financial statements to reclassify as a non current asset.

21. We have read your response to comments 34 and 44 from our November 9, 2005 comment letter; however, we believe the statement of cash flows should separately disclose the cash and non cash elements of the settlement obligation. Also, please revise the footnote to disclose when you recorded the expense and to reconcile the activity in 2004.

22. We note the paragraph you added on page 51 in management`s discussion and analysis with respect to your income tax valuation allowance; however, we do not see any change in your footnote disclosure in either your annual or interim financial statements. We also note that management`s judgments with respect to the valuation allowance resulted in a very significant portion of your net income in each of the past two years and the nine month period ended September 30, 2005. We believe that significant revision to your document is required in order for a reader to understand the impact of your income tax accounting. For example, your document does not address this issue in your critical accounting policies and you do not discuss this in your Results of Operations section of your management`s discussion and analysis for each period presented. Please revise these discussions in addition to the financial statements to quantify the valuation allowance and explain how you comply with paragraph 17(e) of SFAS 109. We may have additional comment.


*********

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-
3202
if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Peggy Kim, Senior Attorney, at (202) 551-
3411, or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


Cc:	Brian Pearlman, Esq.
	Adorno & Yoss
	Fax: (954) 766-7800

??

??

??

??

Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
December 12, 2005
Page 1